[redacted]

08002563

28

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Westralian Gas & Power Limited

*CURRENT ADDRESS Suite 1, 46 Ord Street
West Perth
Western Australia 6005

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2008
THOMSON REUTERS

FILE NO. 82- 35197 FISCAL YEAR 6/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/14/08

WESTRALIAN GAS & POWER LIMITED

ANNUAL REPORT 2007









CONTENTS

CHAIRMAN'S REPORT



As Chairman, I am pleased to report that during 2007 we have seen the fruits of two years of active on shore and off shore exploration.

With the completion of an extensive seismic programme and signing of native title agreements for the company's coal seam gas leases we were able to highlight the potential for gas in the South West. This attracted ERM Gas as a joint venture partner. ERM is part of the biggest private power station company in Australia (ERM Power) and it is developing two power stations in Western Australia. At the completion of the joint venture, WestGas will have a 25 per cent free carried interest and the return of three million dollars, representing its past exploration costs in full.

With our joint venture partners in the off shore Perth basin, under the team leadership of Dr. Michael Middleton, we engaged some of the world's leading experts in Perth and the USA to reassess all the old exploration work. In the light of modern day knowledge, this enabled us to identify new structures including a gas chimney not seen before. The results of this work attracted ROC Oil to farm into our leases. As a result, the joint venture partners will receive a 20 per cent free carried interest after expenditure of $37 million. This will include drilling two wells.

These two joint ventures eliminate our ongoing exploration costs and will allow WestGas to drill and explore its four thousand acres of oil properties in Kentucky, USA. This area has a proven history of oil discoveries and production.

During the year WestGas began discussions with a number of companies about capturing and burying carbon dioxide (geosequestration) within its off shore and coal seam gas leases in the South West. We believe these leases have potential reservoirs to bury millions of tons of carbon dioxide. This is a new and exciting business that will help our state keep the air cleaner in the future.

WestGas is looking forward to the challenges in 2008. It is working to finalise negotiations to become a joint venture partner with a major international petroleum company to expand its on and off shore exploration activities throughout Australia. I believe that the true potential for petroleum in Australia is yet to be fully exploited. This along with some success with exploration and oil production in Kentucky will see WestGas make the transition from an exploration company to a balanced explorer and production company.

Alan Burns retires from the Board this year. I thank him for all of his support and efforts in helping establish our Company. Geoffrey Hill, a Merchant Banker will stand for election at the AGM. When elected he will bring international experience and give our Company a fresh perspective.

We look forward to the challenges of 2008.

Peter Briggs
Chairman

REVIEW OF OPERATIONS



With the successful farming out of the Company's holdings in Western Australia the Company now holds a significant free carried interest in both the onshore and offshore areas while being able to focus on its Kentucky interests.

Burkesville Kentucky – Sunset Energy LLC 100%

Since the Company's initial move into the Kentucky oil business in March of 2006 it has continued to grow its business in Cumberland County Kentucky through its wholly owned subsidiary Sunset Energy LLC. By pursuing the acquisition of prospective leases within the county, Sunset has now in excess of 3000 acres of leases with the aim of establishing a base line holding of between 4000 and 4500 acres.

The original two oil leases purchased in 2006 continue to produce small amounts of oil from the original old wells while exploration on new leases has produced very encouraging results.

The move to increase the focus in Cumberland County Kentucky USA is based on the following factors:

- The existing oil wells on a number of the leases offer an immediate cash flow to the Company.
- The acquisition costs of leases in the county are modest with a royalty of 12.5% to the land-owner.
- The acquisition price often includes tanks, wellheads and pumps on all the operating wells with some spare equipment at little or no cost.
- All leases have access to mains power with a small price for connection to the wells, which are not yet in production.
- Oil produced from the wells is pumped into the company's tanks and collected once the tank is full. The oil is shipped to a refinery 20 kilometres away.
- The operating costs for the existing wells are minimal with only local supervisory staff required at a relatively low cost.
- The oil wells are low-pressure thus reducing production risks.
- Additional field equipment can be accessed quickly from local suppliers.
- The Company has been able to establish an immediate working relationship with the local landowners and is building on these relationships by hiring local contractors in the town.
- Stable commercial and political climate.

Over the past twelve months the Company's exploration program has assisted in developing a clearer model of the geology of the general area and the potential oil reservoirs within its lease areas. Through seismic and drilling programs on a number of leases the Company has tested their prospectivity and has had success in producing oil from all the known hydrocarbon bearing horizons.

A number of the Company's initial test wells have produced significant amounts of oil. This has added to the knowledge base as well as providing a top up of the funds available for future exploration.

Geological Discussion

Although the zones of interest are very shallow in terms of depth when compared with conventional oil and gas wells the geological section is very old. The area of interest ranges from the Knox Formation of the Lower Cambrian (530 million years approx) to the Granville Sand of the Lower Ordovician (480 million years approx).

The section is composed almost entirely of limestone and the oil has been sourced a long way from where it is now reservoired. The included geological section (Figure 1) shows the formations, which are the focus of the company's exploration efforts.


ERA
PERIOD
STRATIGRAPHY
GEOLOGICAL FORMATION
DEVONIAN
MIDDLE ORDOVICIAN
ORDO - MIDDLE - TRENTON
PALEOZOIC
CAMBRIAN
Chattanooga Shale (20-30')
Cumberland (Unconformity)
Eden - Leipers
Million
Cynthiana (Catheys)
Granville (2-10')
Cynthiana
Upper Sunnybrook
Lower Sunnybrook
Mudd Cave (5-10')
Pencil Cave (5-10')
Stones River
Murfreesboro (338')
Wells Creek (30')
Knox (700 - 1200')
Rose Run (30')
Copper Ridge (2000')
WESTRALIAN GAS & POWER LIMITED
GENERALISED GEOLOGY
OF THE CINCINNATI ARCH
SOUTH CENTRAL KENTUCKY

Figure 1 – Gelological Section

The formations of interest are:

1. The Granville Sand	Lower to Middle Ordovician
2. Upper Sunny Brook	Lower Ordovician
3. Stones River	Lower Ordovician
4. Knox Formation	Lower Cambrian

A number of the older existing oil wells in and around the leases were drilled up to 40 years ago with depths ranging from 100 metres to 350 metres. The shallow wells in the Granville Sand recently drilled on the Carter Lease cost approximately US $15,000 to drill, complete and put on pump. The only additional cost is running electricity from the existing mains supply to the site, which in most cases is nearby. Exploration wells in the Knox Formation may be more expensive however as the Knox is known for significant discoveries of up to 1,000 barrels of oil per day in and around Cumberland County it is considered worth the costs of exploration.

Since the acquisition of the first leases in the county each of the wells has been assessed for its ability to produce economic amounts of oil over time.

Carters 1, 3, 6 and 15 along with Stockton's 6 and 7 are still producing small amounts of oil which is sufficient to meet the pumping and lease holding costs.

The Company recorded a seismic survey in late 2006 and a number of significant structural anomalies were delineated on the Carter lease. Several of these targets have now been drilled with encouraging results.

The Carter wells in the Granville Formation, which is made up of sandy limestones, are approximately 120 metres deep. This formation is known to produce modest amounts of oil on a daily basis however their life span can be for up to 30 years. The results support the Company's concept of farming oil over a long period to establish consistent base load oil production.

Of the new leases acquired, the Riddle Lease has proved to be a successful test of the Stones River and Murfreesboro Formations which both produced significant live oil when drilled.

Results from the drilling have assisted in delineating a number of new well locations, which have been permitted for drilling later in the year.

The Company has also secured further large landholdings within the county where only limited exploration has been undertaken. These leases have had some drilling with many holes showing live oil and will be included in the ongoing exploration program.

The Company is presently in negotiation with a number of farmers for a lease on their properties. These properties either adjoin or are near to existing leases.

With the increasing activity in Kentucky we feel the coming year will be very exciting for the Company and its shareholders.

WA Onshore – Coal Seam Methane (CSM) Projects

The Company has joint ventured its Greenough Block to Eneabba Gas while retaining a free carried interest of 30% in the CSM rights. This joint venture will allow Eneabba Gas to explore for CSM in close proximity to the site of its proposed new power station. The Company retains the rights to 100% of the conventional hydrocarbons within the permit.

The remainder of the onshore permits were joint ventured to ERM Gas of Queensland. Under the joint venture the Company will retain a 25% interest in all of the existing permits while ERM Gas meets all of the minimum exploration requirements for the permits.

On completion of the exploration programme to a production level, the Company will reduce its equity to a 25% free carried interest and ERM Gas will have reimbursed $3 million for our past exploration costs.

The Company is excited with the prospect for all of its permits to be aggressively explored over the coming years at no cost to the Company.


Geraldton
29°00'
GREENOUGH BLOCK
N
Eneabba
30°00'
ENEABBA BLOCK
31°00'
Company permits
Main roads
0
25
50km
PERTH
32°00'
115°00'
115 30'

Figure 2 –
Eneabba – Greenough Project Locations


N
COLLIE - WILGA JOINT VENTURE
Collie
Bunbury
Capel
Busselton
Boyup Brook
Margaret River
Nannup
Bridgetown
LEEUWIN - NATURALISTE CSM PROJECT
Westralian earning 100%
Augusta
Manjimup
Tenement boundary
Roads

Figure 3 –
Southwest WA Project Locations

WA Offshore – WA-381-P and WA-382-P (Westralian Petroleum Limited 50%)

The Company has recently farmed out its 50% interest in the two offshore permits west of Perth in the Vlaming Sub-Basin.

The joint venture completed a geological appraisal of the existing data and found the offshore areas to have considerable merit when compared to similar prospects in other parts of the world.


WA 381P
WA 382P

Figure 4 – Location Map of Areas WA 381P and WA 382P

Following this work the Company, in conjunction with the other permit holders, sought and was successful in attracting a partner with significant offshore exploration skills to move the project to the next phase. The joint venture with ROC Oil was announced in early September 2007. The Company is pleased with finding a partner of the caliber of ROC Oil to undertake the exploration of the two offshore permits.

The Perth market is directly to the east of the permit boundaries. Should economic amounts of oil and or gas be discovered, production would go a long way towards meeting the ongoing needs for power in the southwest of Western Australia well into this century. The Company would earn a significant cash flow from any production.

Stephen Thomas
Managing Director

For personal use only

DIRECTORS' REPORT

In accordance with a resolution of the Board, the directors present their report on the Group, consisting of Westralian Gas and Power Limited and the entities it controlled at the end of, or during the financial year ended 30 June 2007.

Directors

The names of directors in office at any time during or since the end of the year are:

- Peter Briggs
- Stephen Leslie Thomas
- Alan Robert Burns

The directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary

Dean McKenzie (ACIS, CA) was appointed Company Secretary on 22 June 2007, replacing Mr Paul Fromson. Mr McKenzie is a Chartered Secretary and Chartered Accountant with over fifteen years of professional experience.

Principal Activities

The principal activity of the Company during the financial year was exploration and production of oil in Kentucky USA. Exploration for coal seam methane gas in the south west of Western Australia and analysis of the offshore oil and gas permits off the south west coast of Western Australia also continued.

Review of Operations

A review of the Group operations is provided on page 4.

Operating Results

The loss of the Group after providing for income tax of nil (2006 - nil) was $2,127,933 (in the prior year a loss of $1,801,108).

Financial Position

The net assets of the group have decreased by $921,408 from $1,132,267 at 30 June 2006 to $210,859 at 30 June 2007 as a result of the reported operating loss of the group.

The Company completed an equity raising during the year of $1,167,272.

As at 30 June 2007 the Group had cash assets of $66,975.

Dividends Paid or Recommended

No dividends were paid or declared for payment.

After Balance Date Events

Since the end of the financial year, subsequent events referred to in Note 29 of the Financial Statements have occurred.

Except for the matters referred to in Note 29 the directors are not aware of any other matters or circumstances that have arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect the Group in future financial years.

Significant Changes in State of Affairs

There are no other significant changes in the nature of activities or the state of affairs of the Group.

Future Developments, Prospects and Business Strategies

The Group will continue exploration on its oil permits in Kentucky USA and will also seek to boost production from its existing wells. The Group will also be active with joint venture partners who are involved in Western Australian onshore Coal Seam Methane projects and offshore oil and gas permits. The Group also plans to continue to search for opportunities within Western Australia similar to those presented by the recent farm out arrangements in regard to the onshore Coal Seam Methane and the offshore oil and gas.

Environmental Issues

The Group maintains an active policing of environmental issues at all of its exploration locations.

Both CALM and EPA have assessed the Group's seismic operations methods and both government bodies have accepted the field management and environmental management plans. Further the field crew is required to strictly adhere to the operations manual of which the environmental guidelines are provided.

The Company maintains a proactive stance in its approach to maintaining its drill sites regarding both safety and environmental issues.

Information on Directors

Peter Briggs	**Executive Chairman**
Qualifications	Mr Briggs qualified as a registered builder after completing his building diploma in 1967.
Experience	Mr Briggs commenced his involvement with public companies in 1973 and since then has been involved in 30 listed companies with interests including oil and gas production in the USA, and exploration and oil and gas drilling in the Middle East and Australia. Appointed Executive Chairman upon incorporation of the company on 24 May 2004.
Interest in Shares and Options	12,232,100 Ordinary Shares, 6,850,000 Converting Incentive Preference Shares and 4,000,000 unlisted options in Westralian Gas and Power Ltd.
Special Responsibilities	Chairman
Directorships held in other listed entities	Nil

Stephen Leslie Thomas	**Managing Director**
Qualifications	Bachelor of Science (Hons) in Geology and Geophysics from the University of Cardiff in 1978.
Experience	Mr Thomas has held a number of managerial positions both technical and corporate within the field of oil and gas exploration since 1978. Mr Thomas moved into the coal seam methane industry in 1997 when became managing director of Growth Resources NL. Appointed Managing Director at incorporation on 24 May 2004.
Interest in Shares and Options	10,528,963 Ordinary Shares and 6,850,000 Converting Incentive Preference Shares.
Special Responsibilities	Managing Director
Directorships held in other listed entities	None
Alan Robert Burns	**Non Executive Director**
Qualifications and Experience	Mr Burns is the former Chairman and was the Founder of two companies listed on the Australian Stock Exchange, Hardman Resources Ltd and Carnegie Corporation Ltd. Board member since 18 September 2004.
Interest in Shares and Options	932,500 Ordinary Shares and 3,000,000 unlisted options in Westralian Gas and Power Limited.
Special Responsibilities	Independent director
Directorships held in other listed entities	Non executive director of Carnegie Corporation Ltd.

Remuneration Report (Audited)

The information provided under headings b. to c. includes remuneration disclosures that are required under Accounting Standard AASB124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited.

This report details the nature and amount of remuneration for each director of the Company and for each key management personnel (as defined in AASB 124 Related Party Disclosures).

a) Names and positions held of Directors and Key Management Personnel in office at any time during the financial year are:

Directors

Peter Briggs	Executive Chairman
Stephen Leslie Thomas	Managing Director
Alan Robert Burns	Non Executive Director

Other Key Management Personnel

Paul Fromson	Company Secretary to 22 June 2007
Dean McKenzie	Company Secretary from 22 June 2007

b) Directors' Remuneration

2007	Short Term Employee Benefits			Post employment	Share Based employment	Total
	Salary, Fees and Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Peter Briggs	106,000	4,000	-	-	-	110,000
Stephen Leslie Thomas	189,000	4,000	-	-	-	193,000
Alan Robert Burns	30,000	-	-	2,700	-	32,700
	325,000	8,000	-	2,700	-	335,700

2006	Short Term Employee Benefits			Post employment	Share Based employment	Total
	Salary, Fees and Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Peter Briggs	104,000	-	-	-	-	104,000
Stephen Leslie Thomas	180,000	-	-	-	-	180,000
Alan Robert Burns	30,000	-	-	2,700	176,773	209,473
	314,000	-	-	2,700	176,773	493,473

c) Key Management Personnel Remuneration

2007	Short Term Employee Benefits			Post employment	Share Based employment	Total
	Salary, Fees and Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Paul Fromson	62,899	500	-	-	-	63,399
Dean McKenzie	6,914	-	-	-	-	6,914
	69,813	500	-	-	-	70,313

2006	Short Term Employee Benefits			Post employment	Share Based employment	Total
	Salary, Fees and Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Paul Fromson	48,000	-	-	-	58,924	106,924

Remuneration Policy

The remuneration policy of Westralian Gas and Power Ltd has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on shareholder wealth. The board of Westralian Gas and Power Ltd believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best directors and executives to run the economic entity.

The executive chairman (Peter Briggs) and the managing director (Stephen Thomas) are employed via consultancy agreements. The contracts both commenced on 1 January 2005 and were for a term of 2 years which ended on 1 January 2007. These contracts have been renewed until 1 January 2008. The non executive director (Alan Burns) does not have an employment agreement and is paid directors fees only (and superannuation thereon). The company secretary is also engaged via a consultancy agreement which provides for remuneration of a base retainer of $955 per week with additional remuneration based on additional input as demanded by the levels of corporate activity.

The consultancy agreement for the executive chairman and managing director may be terminated by the company or the consultant by 3 months written notice. Termination payments are generally not payable on resignation or dismissal for serious misconduct. In the instance of serious misconduct the company can terminate employment at any time. Any renewal options not exercised before or on the date of termination will lapse.

Performance Based Remuneration

Remuneration of the directors is linked to the performance of the Group by virtue of the options and converting incentive preference shares held by the directors. Two of the directors hold converting incentive preference shares which may be converted to ordinary shares based upon specified achievements, however these were not granted as part of their remuneration package. Full details of these shares are disclosed in the notes to the accounts. The non-executive director Alan Burns was issued 3,000,000 unlisted options at an exercise price of 30 cents. The exercise price is well above the market price of shares and the options are considered performance based remuneration as they have value if the board is successful in improving the share price of the company through its performance.

Meetings of Directors

During the financial year, 7 formal meetings of directors were held. Attendances by each director during the year were as follows:

	DIRECTORS' MEETINGS	
	Number eligible to attend	Number Attended
Peter Briggs	7	7
Stephen Thomas	7	7
Alan Burns	7	7

The directors also held regular management meetings.

The board has recently established an audit committee that comprises the Non-Executive Director and the Company Secretary. The audit committee did not meet during the year.

The board has not established any formal remuneration or other committees because of the size and nature of the board.

Indemnifying Officers

The company does not have Directors and Officers insurance or any agreements in place to indemnify or pay insurance premiums.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Options

At the date of this report, the unissued ordinary shares of Westralian Gas and Power Ltd under option are as follows:

Grant Date	Date Vested and Exercisable	Date of Expiry	Exercise Price	Number under Option	Value per Option Grant Date
Directors Options					
17/09/2004	17/09/2009	17/09/2009	$0.30 each	4,000,000	$1,200,000
30/11/2005	30/11/2008	30/11/2008	$0.30 each	3,000,000	$ 900,000
Staff Options					
30/11/2005	30/11/2008	30/11/2008	$0.30 each	1,000,000	$ 300,000
Options Listed on the Australian Stock Exchange					
First quoted 21/03/05	17/09/2009	17/09/2009	$0.25 each	16,250,000	$ 4,062,500

Non-audit Services

The Company's auditors also act as tax agent for the group. The board of directors is satisfied that the provision of non-audit services by BDO Kendalls is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Taxation services have been provided during the year at normal commercial rates. The full board of Westralian Gas and Power Ltd is satisfied that the provision of non-audit services did not compromise the auditor independence requirements of the Corporations Act 2001 because none of the services provided undermine the general principles of auditor independence as set out in APES 110 Code of Ethics for Professional Accountants. No payments, other than for taxation services, were made for non-audit services during the year and no amounts were owed for non-audit services at year end.

The following fees for non-audit services were paid/payable to a related entity of the external auditors during the year ended 30 June 2007:

Taxation Services (BDO Kendalls (WA) Pty Ltd) $11,640

Auditor's Independence Declaration

The auditor's independence declaration as required under Section 307C of the Corporations Act 2001 for the year ended 30 June 2007 has been received and can be found on page 58.

Signed in accordance with a resolution of the Board of Directors.

Peter Briggs
Director
Dated this 20th day of September 2007

WESTRALIAN GAS AND POWER LIMITED
INCOME STATEMENT
YEAR ENDED 30 JUNE 2007

		Economic Entity		Parent Entity	
		$	$	$	$
	Note	2007	2006	2007	2006
Revenues from continuing operations	3	143,565	97,161	164,865	97,161
Employee benefits and consultants expense		(540,810)	(401,333)	(488,028)	(401,333)
General and administration expense		(645,015)	(386,630)	(427,281)	(371,734)
Depreciation and amortisation expense	4	(47,760)	(11,981)	(23,092)	(11,934)
Exploration expenditure written off	4	(741,673)	(857,124)	(148,472)	(853,084)
Production expenditure		(58,422)	-	-	-
Development expenditure written off		(147,498)	-	(147,498)	-
Option issue cost	27	-	(235,697)	-	(235,697)
Other expenses		(90,320)	(5,504)	(88,836)	(4,325)
Loss before income tax expense	20	(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
Income tax expense	5	-	-	-	-
Loss for the year		(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
Basic and diluted loss per share (cents per share)	9	(4.70)	(4.74)		

The Income Statements should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED
BALANCE SHEET
AS AT 30 JUNE 2007

		Economic Entity		Parent Entity	
		$	$	$	$
	Note	2007	2006	2007	2006
CURRENT ASSETS					
Cash and cash equivalents	10	66,975	833,593	61,911	830,053
Trade and other Receivables	11	52,702	44,250	27,609	44,212
TOTAL CURRENT ASSETS		119,677	877,843	89,520	874,265
NON-CURRENT ASSETS					
Trade and Other Receivables	11	1,600	1,600	1,121,540	114,763
Property, plant and equipment	13	158,990	101,955	75,466	94,603
Other assets	14	126,707	215,716	-	134,995
Other financial assets	15	4,591	2,660	3,410	1,310
TOTAL NON-CURRENT ASSETS		291,888	321,931	1,200,416	345,671
TOTAL ASSETS		411,565	1,199,774	1,289,936	1,219,936
CURRENT LIABILITIES					
Trade and Other Payables	17	199,172	66,864	127,042	66,864
Short-term provisions	18	1,534	643	1,534	643
TOTAL CURRENT LIABILITIES		200,706	67,507	128,576	67,507
TOTAL LIABILITIES		200,706	67,507	128,576	67,507
NET ASSETS		210,859	1,132,267	1,161,360	1,152,429
EQUITY					
Contributed Equity	19	5,270,053	4,102,781	5,270,053	4,102,781
Reserves	20	274,951	235,697	235,697	235,697
Accumulated losses	20	(5,334,145)	(3,206,211)	(4,344,390)	(3,186,049)
TOTAL EQUITY		210,859	1,132,267	1,161,360	1,152,429

The balance sheets should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED AND CONTROLLED ENTITIES
STATEMENT OF CHANGES IN EQUITY
FOR YEAR ENDED 30 JUNE 2007

	Share Capital				
	Ordinary $	Converting Incentive Preference Shares $	Reserves $	Accumulated Losses $	Total $
Economic Entity					
Balance at 1 July 2005	4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members	-	-	-	(1,801,109)	(1,801,109)
Total recognised income and expense for the year	-	-	-	(1,801,109)	(1,801,109)
Share Option Expense	-	-	235,697	-	235,697
Balance at 30 June 2006	4,101,411	1,370	235,697	(3,206,212)	1,132,266
Balance at 1 July 2006	4,101,411	1,370	235,697	(3,206,212)	1,132,266
Loss attributable to members	-	-	-	(2,127,933)	(2,127,933)
Transfers to and from Reserves					
Foreign Currency Translation Reserve	-	-	39,254	-	39,254
Total recognised income and expense for the year			39,254	(2,127,933)	(2,088,679)
Shares Issued during the year	1,329,160	-	-	-	1,329,160
Share Issue Costs	(161,888)	-	-	-	(161,888)
Balance at 30 June 2007	5,268,683	1,370	274,951	(5,334,145)	210,859
Parent Entity					
Balance at 1 July 2005	4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members	-	-	-	(1,780,946)	(1,780,946)
Total recognised income and expense for the year			-	(1,780,946)	(1,780,946)
Shares Issued during the year	-	-	-	-	-
Share Option Expense	-	-	235,697	-	235,697
Balance at 30 June 2006	4,101,411	1,370	235,697	(3,186,049)	1,152,429
Balance at 1 July 2006	4,101,411	1,370	235,697	(3,186,049)	1,152,429
Loss attributable to members	-	-	-	(1,158,341)	(1,158,341)
Total recognised income and expense for the year			-	(1,158,341)	(1,158,341)
Shares Issued during the year	1,329,160	-	-	-	1,329,160
Share Issue Costs	(161,888)	-	-	-	(161,888)
Balance at 30 June 2007	5,268,683	1,370	235,697	(4,344,390)	1,161,360

The above statements of changes in equity should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
CASH FLOW STATEMENT
YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity		Parent Entity	
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES		2007	2006	2007	2006
Receipts from customers		102,405	-	22,938	-
Payments to suppliers and employees		(1,194,253)	(824,660)	(887,203)	(804,545)
Payments for exploration expenditure		(767,731)	(853,084)	(137,075)	(853,084)
Interest received		21,927	97,161	21,927	97,161
GST		98,469	80,042	98,217	80,080
Net cash inflows/(outflows) from operating activities	24	(1,739,183)	(1,500,541)	(881,196)	(1,480,388)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(84,454)	(100,669)	(3,955)	(93,270)
Acquisition of Oil Lease Permits		(66,327)	(80,721)	-	-
Development expenditure		(12,501)	(134,995)	(12,501)	(134,995)
Investment in subsidiary		-	-	-	(10)
Incorporation of subsidiary		-	(1,360)	-	-
Investment in listed entity		-	(2,000)	-	(2,000)
Net cash inflows/(outflows) from investing activities		(163,282)	(319,745)	(16,456)	(230,275)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares (net of raising costs)		1,167,272	-	1,167,272	-
Loan to subsidiaries		-	-	(1,006,777)	(113,163)
Repayment of borrowings		(30,986)	(3,969)	(30,986)	(3,969)
Net cash inflows/(outflows) from financing activities		1,136,287	(3,969)	129,509	(117,132)
Net increase/(decrease) in cash held		(766,178)	(1,824,255)	(786,143)	(1,827,795)
Cash at beginning of year/period		833,593	2,657,848	830,053	2,657,848
Effect of exchange rate on cash holdings in foreign currencies		(440)	-	-	-
Cash at end of year	10	66,975	833,593	61,911	830,053

The cash flow statement should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED 30 JUNE 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Westralian Gas and Power Limited as an individual entity and the consolidated entity consisting of Westralian Gas and Power Limited and its subsidiaries. Westralian Gas and Power Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange Limited.

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.

Compliance with IFRSs

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (IFRSs). Compliance with AIFRSs ensures that the financial report, comprising the group's financial statements and notes of Westralian Gas and Power Limited, comply with IFRSs. The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosures contained in AASB 132 Financial Instruments: Disclosure and Presentation.

The Company has chosen to adopt early the recently revised 101 - Presentation of Financial Statements, applicable to reporting periods on or after 1 January 2007. The impact has been to reduce the disclosure required. No adjustments are required to the financial statements.

Other Australian Accounting Standards that have recently been issued or amended but are not yet mandatory have not been adopted for the annual reporting period ended 30 June 2007. There are no anticipated changes to Westralian Gas and Power Limited's accounting policies in future periods as a result of these changes. Below is a summary of recently amended or issued Accounting Standards relevant to Westralian Gas and Power Limited:

AASB reference	Title and Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
Interpretation 10	Interim Financial Reporting and Impairment	No change to accounting policy required. Therefore no impact.	1 November 2006	1 July 2007
Interpretation 11	AASB 2 - Group and Treasury Share Transactions	No change to accounting policy required. Therefore no impact.	1 March 2007	1 July 2007
AASB 2207-4 (issued April 2007)	Amendments to Australian Accounting Standards arising from ED 151 and other amendments	No intention to adopt any changes to accounting treatment. Therefore no impact.	1 July 2007	1 July 2007
Interpretation 12	Service Concession Arrangements	No change to accounting policy required. Therefore no impact.	1 January 2008	1 July 2008
Interpretation 13	Customer Loyalty Programs	No change to accounting policy required. Therefore no impact.	1 July 2008	1 July 2008

AASB 8 (issued February 2007)	Operating Segments	No change to accounting policy required. Therefore no impact.	1 January 2009	1 July 2009
AASB 123 (revised June 2007)	Borrowing Costs	No change to accounting policy required. Therefore no impact.	1 January 2009	1 July 2009
AASB 7 (issued August 2005)	Financial Instrument Disclosures	No change to accounting policy required. No impact.	1 January 2007	1 July 2008
AASB Int. 129 (issued February 2007)	Service Concession Arrangements: Disclosures [revised]	No change to accounting policy required. Therefore no impact.	1 January 2008	1 July 2008

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Accounting Policies

a) Principles of Consolidation

A controlled entity is any entity that Westralian Gas and Power Ltd can control the financial and operating policies of, so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 16 to the financial statements. All controlled entities have a June financial year-end except for Sunset Energy LLC a Delaware USA based company which has a December year end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as separate items in the consolidated financial report.

b) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur to income taxation legislation. It is also assumed that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c) Plant and Equipment

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the Company includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Furniture	7.5%
Plant and equipment	25% - 100%
Motor Vehicles	10.0%

d) Impairment of assets

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

e) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the Company will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

f) Interests in Joint Ventures

The Company's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the statement of financial performance and financial position. Details of the Company's interests are shown in Note 12.

g) Exploration, Evaluation and Development Expenditure

Exploration, evaluation and development expenditure incurred is written off in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis. Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

h) Foreign currency translation

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

i) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

j) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the Company to the superannuation funds nominated by its employees. The Company does not run an employer sponsored fund.

k) Cash

For the purpose of the statement of cash flows, cash includes:

i. cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
ii. investments in money market instruments with less than 14 days to maturity.

l) Contributed Equity

Ordinary shares are classified as equity.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

m) Earnings per share (EPS)

Basic earnings per share

Basic EPS is calculated as the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, divided by the weighted average number of ordinary shares outstanding during the financial year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted EPS adjusts the figures used in basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued without consideration.

n) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.
Interest revenue is recognised on a proportional basis taking into account interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

o) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST. Inflows and outflows in the cashflow statement are accounted for on a gross basis.

p) Critical accounting estimates and judgements

The directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group. There are no estimates or assumptions that have a significant risk of causing a material misstatement to the financial statements.

q) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

r) Investments and other financial assets

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified into this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

s) Business Combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired are recorded as goodwill. If the cost of acquisition is less than the Group's share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

t) Share Based Payments

Share based compensation benefits have previously been provided. Information relating to these benefits is set out in Note 27. The fair value of options granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the optionholders became unconditionally entitled to the options.

The fair value at grant date was independently determined using the Black-Scholes and Binomial option pricing methodologies. These take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

u) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

NOTE 2: GOING CONCERN BASIS

The group incurred a loss for the year of $2,127,933 (in the prior year a loss of $1,801,108). The net assets of the group have decreased by $921,408 from $1,132,267 at 30 June 2006 to $210,859 at 30 June 2007. As at 30 June 2007 the Group had cash assets of $66,975 (30 June 2006 $833,593).

In July 2007 the parent entity raised $329,972 from an issue of 2,800,000 ordinary fully paid shares, adding to the cash position (as described in Note 29). Additionally, as described in Note 29, on 5 September 2007 the parent entity has announced a Share Purchase Plan. As at the date of the announcement the parent entity is unable to determine the extent of the funds to be raised from the subscriptions received under the Share Purchase Plan. The Share Purchase Plan closes on 12 October 2007. If the Share Purchase Plan is considered 100% successful, using all of the 660 shareholders recorded on the share register on the announcement date as an approximate number of subscribers and all subscribers subscribing at the maximum of $5,000 of ordinary share capital, the Share Purchase Plan has the potential to raise $3,300,000 (before costs).

Also subsequent to the balance sheet date (as described in Note 29) the group has minimised its exposure to ongoing capital commitments in relation to the Western Australian onshore Coal Seam Methane projects and the offshore oil and gas projects.

As discussed in the Directors' report the group will continue exploration on its oil permits in Kentucky USA and will also seek to boost production from its existing wells. The Directors believe these assets will continue to demonstrate positive cash flows in the future. The group will continue to invest in exploring and developing these assets subject to available cash flow.

As the group continues to invest in exploring and developing its assets, the group may require additional working capital that may be funded through cash flows from existing assets, proceeds from asset sales or additional capital raisings by share placements. As such, the Directors consider the group can manage its assets to ensure sufficient funds are available to meet its financial responsibilities. Based on this, the Directors consider it appropriate that the financial report be prepared on a going concern basis.

NOTE 3: REVENUE		Consolidated Entity		Parent Entity	
	Note	2007 $	2006 $	2007 $	2006 $
From continuing operations					
Sale of goods		98,570	-	-	-
Interest received - other persons	4b	21,927	97,061	21,927	97,061
Management fees		-	-	120,000	-
Other revenue		23,068	100	22,938	100
Total Revenue		143,565	97,161	164,865	97,161

NOTE 4: LOSS FROM CONTINUING OPERATIONS

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Loss before income tax has been determined after:				
a) **Expenses**				
Depreciation of non-current assets:				
plant and equipment	27,419	11,981	23,092	11,934
Total depreciation	27,419	11,981	23,092	11,934
Amortisation of non-current assets:				
oil leases	20,341	-	-	-
Total amortisation	20,341	-	-	-
Rental expense on operating leases	131,487	82,889	121,424	82,889
Exploration expenditure written off	741,673	857,124	148,472	853,084
Foreign Exchange Losses	39,693	-	-	-
b) **Revenue**				
Interest received	21,927	97,061	21,927	97,061
c) **Significant Revenues and Expenses**				
The following material items are relevant in explaining the financial performance:				
Exploration expenditure written off	741,673	857,124	148,472	853,084
Development expenditure written off	147,498	-	147,498	-
Production expenditure	58,422	-	58,422	-
Employment expenses and consultancy fees	540,810	401,333	488,028	401,333
General and administration expense	645,015	386,630	427,281	371,734

NOTE 5: INCOME TAX

		Consolidated Entity		Parent Entity	
		2007 $	2006 $	2007 $	2006 $
a)	Income tax expense/(benefit)				
	Current tax	-	-	-	-
	Deferred tax	-		-	
	Under (over) provided in prior years	-	-	-	-
		-	-	-	-
(b)	Numerical reconciliation of income tax expense to prima facie tax payable				
	Loss before income tax expense	(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
	Prima facie tax benefit on loss at 30% (2006: 30%)	(638,380)	(540,322)	(347,503)	(534,284)
	Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
	Share-based payments	-	70,709	-	70,709
	Sundry items	4,652	5,056	4,652	5,056
		(633,728)	(464, 557)	(342,850)	(458,519)
	Movements in unrecognised temporary differences	8,450	(39,332)	4,352	(39,332)
	Tax effect of current year tax losses for which no deferred tax asset has been recognised	625,278	503,899	338,499	497,851
	Income tax expense/(benefit)	-	-	-	-
(c)	Unrecognised temporary differences				
	Deferred Tax Assets (at 30%)				
	On Income Tax Account				
	Capital raising costs	163,301	105,021	163,301	105,021
	Other	23,898	4,543	19,800	4,543
	Carry forward tax losses	1,562,142	936,864	1,562,142	936,864
		1,749,341	1,046,428	1,745,242	1,046,428
	Deferred Tax Liabilities (at 30%)				
	On Income Tax Account	-	1,192	-	1,192
	Other	-	1,192	-	1,192

Net deferred tax assets have not been brought to account as it is not probable within the immediate future that tax profits will be available against which deductible temporary differences and tax losses can be utilised.

NOTE 6: DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends were paid or declared since the start of the financial year.
No recommendation for payment of dividends has been made.

NOTE 7: KEY MANAGEMENT PERSONNEL

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the "Remuneration Report" within the Directors Report.

NOTE 8: AUDITORS' REMUNERATION

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
Remuneration of the auditor for:				
auditing or reviewing the financial report	27,000	40,974	27,000	40,974
other services - Taxation Services	11,640	3,311	11,640	3,311
other services provided by related practice of the auditor	-	-	-	-

NOTE 9: EARNINGS PER SHARE

		2007 $	2006 $
a)	Earnings used in the calculation of basic EPS	(2,127,933)	(1,801,108)
	Earnings used in the calculation of dilutive EPS	(2,127,933)	(1,801,108)
b)	Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	45,275,300	37,978,000
	Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	45,275,300	37,978,000
c)	Classification of securities	-	-

The options on issue have not been included in the calculation of dilutive EPS because their exercise would not be dilutive in nature. See Note 19 for options on issue.

The converting incentive preference shares are not included in the determination of basic or diluted earnings per share as they are convertible upon the Company achieving specified production reserves or share prices for the Company shares on ASX. At the reporting date these thresholds had not been achieved.

		2007	2006
d)	Earning per share		
	Earnings per share - cents	(4.70)	(4.74)
	Dilutive earnings per share - cents	(4.70)	(4.74)

NOTE 10: CASH AND CASH EQUIVALENTS

	Note	Consolidated Entity		Parent Entity	
		2007	2006	2007	2006
		$	$	$	$
Cash at bank		66,975	87,805	61,911	84,265
Deposits at call		-	745,788	-	745,788
		66,975	833,593	61,911	830,053

NOTE 11: TRADE AND OTHER RECEIVEABLES

	Note	Consolidated Entity 2007	Consolidated Entity 2006	Parent Entity 2007	Parent Entity 2006
CURRENT					
Trade Receivables		24,878	-	-	-
GST refund due		21,904	26,989	21,689	26,951
Amounts receivable from director related entities	26	4,295	12,287	4,295	12,287
Other amounts receivable		1,625	1,000	1,625	1,000
Accrued interest income		-	3,974	-	3,974
		52,702	44,250	27,609	44,212
NON CURRENT					
Loan to subsidiaries	26	-	-	1,119,940	113,163
Rental Bond Deposit		1,600	1,600	1,600	1,600
		1,600	1,600	1,121,540	114,763

The loans to the subsidiaries have no fixed repayment period and no interest is charged on the loans at this point in time. The loans are carried at fair value being the total amount actually loaned to the subsidiaries during the year.

NOTE 12: JOINT VENTURES

The company has a joint venture with a Director related entity, Flamestar Corporation Pty Ltd (Flamestar). The joint venture is a fully contributing joint venture with each partner contributing their share of the exploration costs. The Exploration Joint Venture Agreement is between the director related entity Red Mountain Energy Pty Ltd (RME) and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture. Westralian Gas and Power Ltd is farming into the RME interest in the joint venture.

NOTE 13: PLANT AND EQUIPMENT

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
At cost	202,064	113,936	114,166	106,537
Less accumulated depreciation	(43,074)	(11,981)	(38,700)	(11,934)
Total Property, Plant and Equipment	158,990	101,955	75,466	94,603
Movements in Carrying Amounts				
Balance at 1 July	101,955	13,267	94,603	13,267
Additions	84,454	100,669	3,955	93,270
Disposals	-	-	-	-
Depreciation Expense	(27,419)	(11,981)	(23,092)	(11,934)
	158,990	101,955	75,466	94,603

NOTE 14: OTHER ASSETS

NON CURRENT				
Exploration expenditure capitalised				
Opening balance of capitalised cost	-	-	-	-
Exploration expenditure incurred during period	741,673	857,124	148,472	853,084
Exploration expenditure written off during period	(741,673)	(857,124)	(148,472)	(853,084)
Closing balance of capitalised expenditure	-	-	-	-
Development expenditure capitalised				
Opening balance of capitalised cost	134,995	-	134,995	-
Development expenditure incurred during period	12,503	134,995	12,503	134,995
Development expenditure written off during period	(147,498)	-	(147,498)	-
Closing balance of capitalised expenditure	-	134,995	-	134,995
Production Leases capitalized				
Opening balance of capitalised cost	80,721	-	-	-
Lease expenditure incurred during period	66,327	80,721	-	-
Lease expenditure amortised during period	(20,341)	-	-	-
Closing balance of capitalised expenditure	126,707	80,721	-	-
Total Other Assets	126,707	215,716	-	134,995

Recoverability of the carrying amount of the Production Leases is dependent on successful development and commercial exploitation or sale of the respective areas of interest.

Capitalised costs amounting to $78,828 (2006 $215,716) have been included in cash flows from investing activities in the cash flow statement.

NOTE 15: OTHER FINANCIAL ASSETS

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
Investment in subsidiary	-	-	10	10
Investment in ASX Listed Company at cost	2,000	2,000	2,000	2,000
Adjustment to market value	1,400	(700)	1,400	(700)
Investment at market value	3,400	1,300	3,400	1,300
Incorporation Costs	1,191	1,360	-	-
Total Other Financial Assets	4,591	2,660	3,410	1,310

NOTE 16: CONTROLLED ENTITIES

a) **Controlled Entities Consolidated**

	Country of Incorporation	Percentage Owned (%) 2007	2006
Parent Entity:			
Westralian Gas and Power Ltd	Australia		
Ultimate Parent Entity			
Westralian Gas and Power Ltd	Australia		
Subsidiaries:			
Westralian Petroleum Ltd	Australia	100	100
Sunset Energy LLC	USA	100	100

NOTE 17: TRADE AND OTHER PAYABLES

	Note	Consolidated Entity		Parent Entity	
		2007 $	2006 $	2007 $	2006 $
CURRENT (all unsecured)					
Trade creditors		108,414	11,381	49,945	11,381
Sundry creditors and accrued expenses					
director related entities	26	48,000	26,691	48,000	26,691
other		42,758	28,792	29,097	28,792
Total Trade and other payables		199,172	66,864	127,042	66,864

NOTE 18: PROVISIONS

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Employee entitlements				
Aggregate Employee Benefits Liability				
Carrying amount at beginning of year	643	1,127	643	1,127
Utilisation of provision	(2,250)	(1,127)	(2,250)	(1,127)
Additional provisions recognised	3,141	643	3,141	643
Carrying amount at end of year	1,534	643	1,534	643
Total Provisions	1,534	643	1,534	643

NOTE 19: ISSUED CAPITAL

	Consolidated Entity		Parent Entity	
a) Ordinary shares	2007 $	2006 $	2007 $	2006 $
At the beginning of the reporting period	4,101,411	4,101,411	4,101,411	4,101,411
Shares issued during the year				-
Issue on 8 December 2006 at 8 cents per share	455,680	-	455,680	-
Issue on 14 February 2007 at 8 cents per share	873,480	-	873,480	-
Transaction costs relating to share issues	(161,888)	-	(161,888)	-
At reporting date	5,268,683	4,101,411	5,268,683	4,101,411

	Number	Number	Number	Number
At the beginning of the reporting period	37,978,000	37,978,000	37,978,000	37,978,000
Shares issued during the year				
Issue on 8 December 2006	5,696,000	-	5,696,000	-
Issue on 14 February 2007	10,918,500	-	10,918,500	-
At reporting date	54,592,500	37,978,000	54,592,500	37,978,000

Ordinary shares participate in dividends and the proceeds on winding up in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b) Converting Incentive Preference Shares (CIPS)	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
At the beginning of reporting period	1,370	1,370	1,370	1,370
Shares issued during year				
Nil issued	-	-	-	-
At reporting date	1,370	1,370	1,370	1,370
	Number	Number	Number	Number
At the beginning of reporting period	13,700,000	13,700,000	13,700,000	13,700,000
Shares issued during year				
Nil issued	-	-	-	-
At reporting date	13,700,000	13,700,000	13,700,000	13,700,000

c) Total Issued Capital including Ordinary Shares and CIPS	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
	5,270,053	4,102,781	5,270,053	4,102,781

Terms and Conditions of Converting Incentive Preference Shares

There are two series of CIPS on issue, being the Series A CIPS and the Series B CIPS, all of which are held by entities related to two of the Company's Directors. Other than for the conversion formulae associated with each series of CIPS, the terms and conditions of each series are identical and are set out below.

Dividend

CIPS dividend

CIPS Shareholders are entitled to receive a dividend. The dividend is fixed at 5% of the issue price (being $0.0001) of each CIPS Share. The dividend will be computed from the issue to the conversion date of the CIPS on the basis of a 365 day year and pro rata for part of a year.

Dividend entitlement

The time for the entitlement to a dividend is 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Dividend date

Dividends shall be paid if the Company has funds legally available for the payment of dividends within 30 days after the CIPS Shareholder becomes entitled to the dividend.

Books closing date

Dividends are payable to the registered holders of each CIPS as they appear in the register for the CIPS at 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Method of payment

Dividends shall be deemed paid if paid by cheque or direct debit on (or as soon as practicable after) the date determined by the Directors that a dividend is to be paid to the account or address nominated by the CIPS Shareholder.

Preferential

Dividends on the CIPS shall rank in priority to dividends on the ordinary fully paid shares.

Cumulative

Dividends on the CIPS will be cumulative.

Pari Passu

Dividends on the CIPS shall rank pari passu with all other CIPS.

Redemption

Subject to the conversion formulae for each series described below, the CIPS are redeemable on the redemption date at the election of the Company, by giving at least 7 days written notice to the CIPS shareholders prior to the redemption date, in accordance with the following:

Redemption Amount

At redemption the CIPS Shareholder is entitled to payment of the redemption amount in respect of each CIPS Share which has not been converted in accordance with the conversion formulae described below.

The redemption amount in respect of each CIPS may only be paid out of profits or the proceeds of a new issue of shares made for the purpose of the redemption.

Payment

Within 30 days of the redemption date the Company must pay to the CIPS Shareholder the redemption amount in respect of each CIPS.

Return of Certificate

On redemption each CIPS Shareholder is bound to surrender any certificate for the CIPS to be redeemed.

Conversion

The CIPS will convert into Shares in accordance with the following:

Conversion Formula for Series A CIPS

Each Series A CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the first 5 pilot wells of the Company on the Titles all produce at least 2P Reserves and the Company is successful in attaining financial close on the funding of the next 30 wells; or
(ii) all trades of the Company's shares in a continuous period of 20 trading days are at or more than 40 cents per share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the shares, the price per share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Conversion Formula for Series B CIPS

Each Series B CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the gross revenue of the Company (using generally accepted accounting principles) from the sale of product in any financial year (including gas or electricity) is more that A$10,000,000; or

(ii) all trades of the Company's Shares in a continuous period of 20 trading days are at or more than 50 cents per Share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the shares, the price per share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Statements

As soon as practicable after conversion of any CIPS, the Company shall dispatch statements or certificates in respect of the Shares issued as a result of the conversion.

After Conversion

The shares issued on conversion of any CIPS will as and from 5.00pm (WST) on the date of allotment rank equally with and confer rights identical with all other shares then on issue.

Automatic Conversion

If:

- the Company does not give a redemption notice; or
- all the CIPS are not converted in accordance with the conversion formulae, the remaining CIPS shall automatically convert to Shares in accordance with the following:

The number of Shares to be issued on automatic conversion will be calculated as follows:

$$\frac{\text{Number of CIPS x Redemption Amount}}{\text{Market Price}}$$

Reconstruction

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the shares, the CIPS shall be reconstructed, consolidated or divided in the same proportion as the shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders which are not conferred on the holders of shares.

Winding up

If the Company is wound up prior to conversion of all of the CIPS into Shares then the CIPS Shareholders will have the right for each CIPS held and not converted in Shares to be paid cash for the issue price (being $0.0001) and any arrears of dividend in priority to the holders of Shares but will have no right to participate beyond this extent in surplus assets or profits of the Company on winding up.

Non-transferable

The CIPS are not transferable.

Copies of notices and reports and voting rights

The CIPS Shareholders have the same right as holders of shares to receive notices, reports and audited accounts and to attend general meetings of the Company but are only entitled to vote in the circumstances listed in Listing Rule 6.3.

Quotation of CIPS

No application for quotation of the CIPS will be made by the Company.

Redemption Date

The CIPS are redeemable 40 months from their date of issue.

Status of CIPS

As at the date of this report no CIPS have been converted to ordinary fully paid shares by either of the holders and none of the CIPS are capable of being converted into ordinary fully paid shares because none of the performance thresholds have been met.

		Consolidated Entity		Parent Entity	
d)	**Options Listed on ASX**	**2007**	**2006**	**2007**	**2006**
		$	$	$	$
	At the beginning of reporting period	-	-	-	-
	Options issued in the period	-	-	-	-
	At reporting date	-	-	-	-
		Number	Number	Number	Number
	At the beginning of reporting period	16,000,000	16,000,000	16,000,000	16,000,000
	Options issued in the period	-	-	-	-
	At reporting date	16,000,000	16,000,000	16,000,000	16,000,000

		Consolidated Entity		Parent Entity	
e)	**Unlisted Options**	**2007**	**2006**	**2007**	**2006**
		$	$	$	$
	At the beginning of reporting period	-	-	-	-
	Options issued in the period	-	-	-	-
	At reporting date	-	-	-	-
		Number	Number	Number	Number
	At the beginning of reporting period	8,000,000	4,000,000	8,000,000	4,000,000
	Options issued in the period	-	-	-	-
	4,000,000 options exercisable at 30 cents on or before 30/11/08	-	4,000,000	-	4,000,000
	At reporting date	8,000,000	8,000,000	8,000,000	8,000,000

Option Issue Reserve

At the Company's AGM held on 30 November 2005, shareholders approved the issue of 4,000,000 unlisted options, to nominees of a Director, Mr Alan Burns, and the Company Secretary, Mr Paul Fromson, with an exercise price of 30 cents and an expiry date of 30 November 2008. Under the accounting standard AASB2 Share Based Payments, the Company has recognised the fair value of the 4,000,000 Incentive Options. At the 30 June 2006, an expense of $235,697 has been recognised in the income statement with a corresponding adjustment to equity being an Option Issue Reserve.

The options have been valued using the Black-Scholes and Binomial methodologies with the following assumptions:

i. The risk free rate (5.34%) is the Commonwealth Government securities rate with a maturity date approximating that of the expiration period of the incentive options as at 20 October 2005;
ii. The underlying security spot price ($0.15) used for the purposes of this valuation is based on the price of the Shares as at 20 October 2005;
iii. For the purposes of the valuation, no future dividend payments have been forecast;
iv. For the purposes of the valuation it is assumed that the Incentive Options will not be exercised any earlier than the expiry date of 30 November 2008; and
v. An expected price volatility of the company's shares of 80%.

The valuation was conduction by an independent accounting firm.

NOTE 20: RESERVES AND ACCUMULATED LOSSES

		Consolidated Entity		Parent Entity	
		2007	2006	2007	2006
		$	$	$	$
a)	Reserves				
	Share Based Payment Reserve				
	Balance at beginning of year	235,697	-	235,697	-
	Option expense	-	235,697	-	235,697
	Balance at end of year	235,697	235,697	235,697	235,697
	Foreign Currency Translation Reserve				
	Balance at beginning of year	-	-	-	-
	Adjustment from translation of foreign controlled subsidiary	39,254	-	-	-
	Balance at end of year	39,254	-	-	-
	Total reserves at the end of the financial year	274,951	235,697	235,697	235,697
b)	Accumulated Losses				
	Balance at the beginning of the year	(3,206,211)	(1,405,103)	(3,186,049)	(1,405,103)
	Net loss for the period	(2,127,934)	(1,801,108)	(1,158,341)	(1,780,946)
	Accumulated losses at the end of the financial year	(5,334,145)	(3,206,211)	(4,344,390)	(3,186,049)

c) Nature and purpose of reserves:

Share Based Payment Reserve - full disclosure of the nature and purpose of the share based payment reserve is disclosed in Note 20.

Foreign Currency Translation Reserve - exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve as described in Note 1(h).

NOTE 21: EXPENDITURE COMMITMENTS

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
a) Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
not later than 1 year	63,236	58,125	63,236	58,125
later than 1 year but not later than 5 years	60,601	113,828	60,601	113,828
	123,837	171,953	123,837	171,953

The property lease is a non-cancellable lease which expires on 13 June 2009 with rent payable monthly in advance. Contingent rental provisions within the lease agreement require that the minimum lease payments shall be increased in line with the CPI per annum. The lease allows for subletting of all lease areas.

b) Capital Expenditure Commitments

Coal Seam Methane Projects

Onshore Western Australia

The Company is the sole holder of a Special Prospecting Authority ('SPA') for the area known as Eneabba North and an application has been made to convert the SPA into a drilling reservation. No expenditure will occur until the drilling reservation has been granted.

The Company is the sole holder of an Exploration Permit ('EP') for an area known as Eneabba South. A Drilling Reservation ('DR') has been granted. The estimated expenditure requirements established under the permit for Eneabba South are $350,000 in year one and $380,000 in year two of the six year term ending in June 2013.

Both the Eneabba North and South areas are now subject to a Memorandum of Understanding ('MOU') established on 3 July 2007 between the Company and ERM Gas (a subsidiary of ERM Power Pty Ltd) ('the ERM Gas MOU'). The terms of this agreement are discussed further under events post balance sheet date at Note 29 a).

The Company is the holder of a SPA for the area known as Greenough Block and application has been made for an EP. This area is the subject of a Joint Operating Agreement ('JOA') with Eneabba Gas Limited established in November 2006. Under the JOA, Eneabba Gas Limited assumes operatorship for development of the tenement. The Company therefore has no expenditure commitments.

The Company is farming into the areas known as Treeton (SPA 1/03-4) and Vasse (SPA 2/03-4). A DR has been granted for both Treeton (DR 8) and Vasse (DR10). The estimated expenditure requirements established under the permits for both Treeton and Vasse are based on the requirement to drill at least two wells to a minimum depth of 400m in each of the drilling reservation areas. These areas are now subject to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a).

The Company has completed farming into the area known as Yelverton (SPA 2/067). The Drilling Reservation (DR7) was completed on 24 August 2006 and the Department of Industry and Resources transferred this reservation to Westralian Gas and Power Ltd. An application for a new SPA has been made and the area is now referred to as Lewis Farm. No expenditure will occur until the SPA has been granted. This area is now subject to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a).

The Company is continuing to farm into the Margaret River Exploration Permit (EP 445) and the Augusta Exploration Permit (EP 446). The estimated expenditure requirements established under the permit for Margaret River are $138,000 in year one and $330,000 in year two of the six year term ending in February 2012. The estimated expenditure requirements established under the permit for Augusta are $135,000 in year one and $325,000 in year two of the six year term ending in March 2012. These areas are now subject to the ERM Gas MOU as discussed under events post balance sheet date at Note 29 a).

The company's expenditure to farm into these SPA's and DR's is estimated as follows:

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
not later than 1 year	1,063,000	382,000	1,063,000	382,000
later than 1 year but not later than 5 years	1,035,000	749,500	1,035,000	749,500
later than 5 years	-	-	-	-
	2,098,000	1,131,500	2,098,000	1,131,500

On completion of the contractual arrangements in relation to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a). the Company will be relieved of the expenditure commitments.

Oil and Gas Permits

<u>Offshore Western Australia</u>

On 24th August 2006 the Department of Industry and Resources granted Westralian Petroleum Ltd (a wholly owned subsidiary of Westralian Gas and Power Ltd) a 50% interest in two offshore oil and gas permits WA-381-P and WA-382-P for 6 years. In applying for the permits the company bid a minimum guaranteed work program and also a secondary work program. The company's 50% share of the expenditure commitments are as follows:

	2007 $	2006 $	2007 $	2006 $
not later than 1 year	690,000	690,000	-	-
later than 1 year but not later than 5 years	21,980,000	21,360,000	-	-
later than 5 years	-	-	-	-
	22,670,000	22,050,000	-	-

These offshore areas are now subject to the ROC Oil Limited Heads of Agreement as discussed further under events post balance sheet date at Note 29 d). On completion of the contractual arrangements the Company will be relieved of the expenditure commitments.

Onshore Kentucky United States of America

The company via its wholly owned USA subsidiary, Sunset Energy LLC, has acquired eight oil and gas leases in Kentucky USA. The company's commitment on these leases is to produce oil each year thereby providing a royalty to the landowner. Wells have been drilled on four of these leases and as these leases are currently producing oil there are no further commitments. On the remaining four leases capital expenditure to provide for drilling a minimum of four wells will be required within 12 months.

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
not later than 1 year	60,000	-	-	-
later than 1 year but not later than 5 years	-	-	-	-
later than 5 years	-	-	-	-
	60,000	-	-	-

c) **Joint Ventures**

Coal Seam Methane Project

Onshore Western Australia

The Company is farming into a 50% share of a joint venture between Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd. The Company is farming into the areas known as Collie (SPA 3/03-4) and Wilga (SPA 4/03-4). Application has been made to convert both these SPA's into drilling reservations. No expenditure will occur until the drilling reservations have been granted. These areas are now subject to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a).

d) **Renumeration commitments**

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report that are not recognised as liabilities and are not included in the key management personnel compensation.

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
not later than one year	171,500	142,000	171,500	142,000
later than one year and not later than five years	-	-	-	-
	171,500	142,000	171,500	142,000

NOTE 22: CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no contingent assets or liabilities.

NOTE 23: SEGMENT REPORTING

Primary Reporting – Geographical Segments

The Company operates in the one industry segment of oil and gas. The activities of exploration and production are considered as vertical components of operating in the single industry segment. During 2006 a subsidiary Sunset Energy LLC was incorporated in Delaware USA. Sunset Energy LLC is conducting oil and gas activities in Kentucky USA and revenue from oil sales commenced in the year ended 30 June 2007. Other than this the groups operations are all based in Western Australia. The Company evaluates the performance by geographical segment and currently considers the activities of exploration and production as one business segment.

There were no transactions between the geographical segments other than the parent company loaning the subsidiary funds for its operations and the parent company charging the subsidiary a management fee.

	Australia		United States of America		Consolidated	
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
REVENUE						
External sales	44,865	97,161	98,700	-	143,565	97,161
Other segments	120,000	-	-	-	120,000	-
Total sales revenue	164,865	97,161	98,700	-	263,565	97,161
Other revenue	-	-	-	-	-	-
Total segment revenue	164,865	97,161	98,700	-	263,565	97,161
Unallocated revenue	-	-	-	-	-	-
Intersegment elimination	(120,000)	-	-	-	(120,000)	-
Consolidated revenue	44,865	97,161	98,700	-	143,565	97,161
RESULT						
Segment result	(1,299,129)	(1,786,149)	(828,804)	(14,959)	(2,127,933)	(1,801,108)
Unallocated expenses net of unallocated revenue	-	-	-	-	-	-
Intersegment elimination	-	-	-	-	-	-
Profit before income tax	(1,299,129)	(1,786,149)	(828,804)	(14,959)	(2,127,933)	(1,801,108)
Income tax expense	-	-	-	-	-	-
Profit after income tax	(1,299,129)	(1,786,149)	(828,804)	(14,959)	(2,127,933)	(1,801,108)
ASSETS						
Segment assets	1,290,139	1,192,985	241,365	92,973	1,531,504	1,285,958
Unallocated assets	-	-	-	-	-	-
Intersegment elimination	-	-	-	-	(1,119,939)	(86,184)
Total assets	1,290,139	1,192,985	241,365	92,973	411,565	1,199,774

	Australia		United States of America		Consolidated	
	2007	2006	2007	2006	2007	2006
	$	$	$	$	$	$
LIABILITIES						
Segment liabilities	274,771	45,759	1,045,874	107,932	1,320,645	153,691
Unallocated liabilities	-	-	-	-	-	-
Intersegment elimination	-	-	-	-	(1,119,939)	(86,184)
Total liabilities	274,771	45,759	1,045,874	107,932	200,706	67,507
OTHER SEGMENT INFORMATION						
Acquisitions of non-current segment assets	17,769	226,952	145,513	89,433	163,282	316,385
Depreciation and amortisation of segment assets	23,092	11,934	24,668	47	47,760	11,981

Notes to and forming part of the segment information

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

NOTE 24: STATEMENT OF CASH FLOWS

	2007 $	2006 $	2007 $	2006 $
a) **Reconciliation of the net loss after income tax to net cash flows from operating activities**				
Net loss for the year	(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
Non-cash Items				
Amortisation	20,341	-	-	-
Depreciation	27,419	11,981	23,092	11,934
Write off of capitalised expenditure	147,665	-	147,496	-
Option expense	-	235,697	-	235,697
Unrealised (gain) / loss on investment	(2,100)	700	(2,100)	700
Net foreign exchange differences	39,693	-	-	-
Changes in assets and liabilities				
Increase/(decrease) in debtors/receivables	(4,158)	89,233	20,899	89,271
(Increase)/decrease in trade creditors and accruals	158,999	(36,560)	86,869	(36,560)
Increase/(decrease) in provisions	891	(484)	891	(484)
Cash outflows from operations	(1,739,183)	(1,500,541)	(881,196)	(1,480,388)
b) **Reconciliation of cash and equivalents**				
Cash and equivalents comprise				
- cash at bank and in hand	66,975	87,805	61,911	84,265
- short term deposits	-	745,788	-	745,788
Total cash and cash equivalents	66,975	833,593	61,911	830,053

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

NOTE 25: KEY MANAGEMENT PERSONNEL DISCLOSURES

a) Details of key management personnel

(i) Directors

Peter Briggs	Chairman	Appointed 24 May 2004
Stephen Thomas	Managing Director	Appointed 24 May 2004
Alan Burns	Non-executive Director	Appointed 18 September 2004

(ii) Executives

Paul Fromson	Company Secretary	Appointed 24 May 2004 (ceased 22 June 2007)
Dean McKenzie	Company Secretary	Appointed 22 June 2007

There are no other persons within the group who are classified as key management personnel.

(b) Compensation of key management personnel by category

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Short-term	403,313	362,000	403,313	362,000
Post employment	2,700	2,700	2,700	2,700
Other long-term	-	-	-	-
Termination benefits	-	-	-	-
Share-based payment	-	235,697	-	235,697
	406,013	600,397	406,013	600,397

The company has taken advantage of the relief provided by Corporations Regulation 2M.6.05 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections (b) to (c) of the remuneration report.

c) Compensation options granted and vested during the year

Details of options provided as remuneration to key management personnel are included in sections (b) to (c) of the remuneration report within the directors' report.

d) Shares issued on exercise of compensation options

There were no shares issued on exercise of compensation options during the year.

e) Optionholdings of key management personnel

Number of Options Held by Key Management Personnel

2007	Balance 1.7.2006	Granted as Remuneration	Options Exercised	Net Change Other	Balance 30.6.2007	Total vested 30.6.2007	Total Exercisable 30.6.2007	Total Unexercisable 30.6.2007
Directors								
Peter Briggs	4,000,000	-	-	-	4,000,000	4,000,000	4,000,000	-
Alan Burns	3,000,000	-	-	-	3,000,000	3,000,000	3,000,000	-

Number of Options Held by Key Management Personnel

2006	Balance 1.7.2005	Granted as Remuneration	Options Exercised	*Net Change Other	Balance 30.6.2006	Total vested 30.6.2006	Total Exercisable 30.6.2006	Total Unexercisable 30.6.2006
Directors								
Peter Briggs	4,000,000	-	-	-	4,000,000	4,000,000	4,000,000	-
Alan Burns	-	3,000,000	-	-	3,000,000	3,000,000	3,000,000	-

f) Shareholdings of key management personnel

Number of Ordinary Fully Paid Shares Held by Key Management Personnel

2007	Balance 1.7.2006	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2007
Parent Entity Directors					
Peter Briggs	8,525,000	-	-	3,707,100	12,232,100
Stephen Leslie Thomas	8,060,000	-	-	2,468,963	10,528,963
Alan Robert Burns	746,000	-	-	186,500	932,500
Other Key Management Personnel					
Dean McKenzie	-	-	-	-	-
Paul Fromson	300,000	-	-	-	300,000
Total for directors and specified executives	17,631,000	-	-	6,362,563	23,993,563

Number of Ordinary Fully Paid Shares Held by Key Management Personnel

2006	Balance 1.7.2005	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2006
Parent Entity Directors					
Peter Briggs	8,350,000	-	-	175,000	8,525,000
Stephen Leslie Thomas	8,000,000	-	-	60,000	8,060,000
Alan Robert Burns	746,000	-	-	-	746,000
Other Key Management Personnel					
Paul Fromson	300,000	-	-	-	300,000
Total for directors and specified executives	17,396,000	-	-	235,000	17,631,000

* Net change other refers to shares purchased or sold on market during the financial year.

Number of Converting Incentive Preference Shares (CIPS) held by Key Management Personnel

2007	Balance 1.7.2006	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2007
Parent Entity Directors					
Peter Briggs	6,850,000	-	-	-	6,850,000
Stephen Leslie Thomas	6,850,000	-	-	-	6,850,000
Alan Robert Burns	-	-	-	-	-

Number of Converting Incentive Preference Shares (CIPS) held by Key Management Personnel

2006	Balance 1.7.2005	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2006
Parent Entity Directors					
Peter Briggs	6,850,000	-	-	-	6,850,000
Stephen Leslie Thomas	6,850,000	-	-	-	6,850,000
Alan Robert Burns	-	-	-	-	-

No CIPS are held by any other key management personnel.

g) Loans to key management personnel

There were no loans to key management personnel during the year.

h) Other transactions and balances with key management personnel

Details of services provided by directors and amounts owed/owing by directors are disclosed under the related party Note 26.

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:	Consolidated		Parent Entity	
	2007	2006	2007	2006
(i) Payments to Director Stephen Thomas	$	$	$	$
Outside the consultancy arrangement with the Company which is disclosed in the Directors remuneration note, Mr Stephen Thomas also provides seismic survey equipment and services to the Company. The amounts paid to Mr Thomas for the use of this equipment and provision of these services were:	98,269	94,385	33,503	94,385

(ii) Contractual Arrangements with Director Related Entities

a) Flamestar Share Purchase Option Agreement

The Flamestar Share Purchase Option Agreement refers to Application for SPA 3/03-4 (Collie) and Application for SPA 4/03-4 (Wilga) in which Flamestar Corporation Pty Ltd (Flamestar) has a 50% interest, the other 50% interest being held by Red Mountain Energy Pty Ltd (RME). The Flamestar Share Purchase Option Agreement gives the Company the option to purchase the only issued share in Flamestar. The share is currently held by director Alan Burns. This option may be exercised within 3 years of the date of the Flamestar Share Purchase Option Agreement, but not until at least one of the Applications mentioned above has been granted and converted into a title as defined in section 69J of the Act. The price payable for the share in Flamestar is the market value of that share as determined by an expert. The expert is to be chosen by agreement of the parties or failing agreement within 14 days by the President of the Institute of Chartered Accountants.

The parties to the Flamestar Share Purchase Option Agreement are the Company as purchaser, Alan Robert Burns as vendor and director of Flamestar, and Flamestar.
The Company can elect to pay the price for the share in Flamestar in cash or shares in the Company, determined by their volume weighted average share price traded on the ASX over the 20 trading days immediately preceding the date of exercise of the option. The Flamestar Share Purchase Option Agreement provides for those shares to be subject to escrow conditions if required under the Listing Rules.

The Flamestar Share Purchase Option Agreement contains warranties by the vendor including warranties as to the vendor's unencumbered title to the share in Flamestar and that it comprises the entire issued capital of Flamestar.

b) RME Farm In Agreement

The RME Farm-in Agreement is between Red Mountain Energy Pty Ltd (RME), an entity controlled by director Stephen Thomas and the Company. Under it the Company may earn a 100% interest in the following Titles when granted:

- Drilling Reservation Licence DR7
- Exploration Permit EP1/03-4 and Exploration Permit 2/03-4
- Titles applied for when the Company has farmed into SPA's 1/03-4, 2/03-4 and 5/4-05

To earn these interests and a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, the Company must reimburse $150,000 to RME within 18 months of the grant of Drilling Reservation Licence DR7 and complete the farm-in obligations.
There are farm-in obligations for each Title. For Drilling Reservation Licence DR7 the Company must drill 3 wells and complete the minimum expenditure commitments applicable to the licence which will include drilling two additional wells and completing a seismic survey. For each Exploration Permit the Company must complete minimum expenditure commitments of 35km of seismic survey and 1 well to 600 metres in the first year and 25km of seismic survey and 3 wells in the second year.

For SPA 1/03-4 the Company must conduct 30km of seismic survey. For SPA 2/03-4 the Company must meet the specified minimum expenditure commitments, being to conduct 35km of seismic survey and for SPA 5/04-5 the Company must meet the specified minimum expenditure commitments, being to conduct 30km of seismic survey.
Under the RME Farm-in Agreement the Company may also earn a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4 currently the subject of the Exploration JVA (refer below). Within 6 months of the grant of the relevant SPA the Company must meet specified minimum expenditure commitments being to conduct 20km of seismic survey for SPA 3/03-4 and 15km of seismic survey for SPA 4/03-4.
At the time that RME transfers to the Company a 50% earned interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, RME will assign to the Company its interest in the Exploration JVA (refer below).
While it is performing its farm-in obligations the Company is appointed the operator to carry out all activities in respect of those titles and accordingly, has Operator Rights.

c) RMEI Royalty

Under the RMEI Royalty, the Company must pay Red Mountain Energy Inc. (RMEI) a 2.25% royalty in respect of the royalty value (as defined in the Petroleum Act 1967) of petroleum recovered from each Royalty Title. Royalty Titles are those transferred to the Company pursuant to the RME Farm-In Agreement.

The royalty will be payable at the same time as that payable to the Minister under the Act. If no royalty is payable to the Minister under the Act, then no royalty is payable under the RMEI Royalty. If the Company is able to negotiate a reduced royalty arrangement with the Minister in respect of a Royalty Title, then the amount of royalty payable by the Company under the RMEI Royalty in respect of that Royalty Title will be reduced for the same period and in the same proportion.

d) Exploration JVA

The Exploration JVA is between RME and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture.
The Exploration JVA is binding on the parties, but upon request by a party is to be replaced by a more formal joint operating agreement. The Exploration JVA is preliminary in nature and does not contain the detailed provisions contained in a formal joint venture agreement to deal with matters like the manager's powers and default. The Exploration JVA does make provision for programmes and budgets and a management committee. Decisions of the management committee are by majority vote and accordingly unanimous approval will be required for programmes and budgets.

e) Director-related Entities

Executive Chairman Mr Briggs is paid consulting fees via his controlled entity Natural Resource Finance Pty Ltd. Fees paid to this company are disclosed in the directors remuneration note.
Non Executive director Mr Burns controls Flamestar Corporation Pty Ltd (Flamestar). As disclosed above Flamestar has a 50% share in a fully contributing joint venture with the Company. Mr Burns also controls Lempika Pty Ltd and Emphazise Pty Ltd which are part owners of the Offshore Oil Permits in which Westralian Petroleum Ltd has a 50% interest. Westralian Petroleum has paid some minor costs where it has not recouped the portion owing by these two entities.

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
Receivable from Natural Resource Finance Pty Ltd at year end	4,295	-	4,295	-
Amount owing to Natural Resource Finance Pty Ltd at year end	-	26,691	-	26,691
Receivable from Lempika Pty Ltd and Emphazise Pty Ltd	-	4,040	-	4,040
Amount owing to Lempika Pty Ltd and Emphazise Pty Ltd	206	-	-	-
Amount owing to Alan Burns	30,000	-	30,000	-
Receivable from Stephen Thomas	-	8,247	-	8,247
Amount owing to Stephen Thomas	18,000	-	18,000	-
Managing Director, Mr Stephen Thomas, controls Red Mountain Energy Inc (RMEI) which is paid a rental fee for premises used by the Company in Kentucky USA. Payments to Red Mountain Energy Inc	14,139	-	-	-

f) Loans to subsidiaries

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Beginning of the year	-	-	113,163	-
Loans advanced	-	-	1,006,777	113,163
Loan repayments received	-	-	-	-
End of year	-	-	1,119,940	113,163

NOTE 27: SHARE BASED PAYMENTS

The company does not have an employee share option plan and has only granted options to directors and the previous Company Secretary, Mr Paul Fromson. The Options that were granted to the directors and the previous Company Secretary during the year ended 30 June 2006 were approved by shareholders at the company's AGM in November 2005. The options that were in existence prior to this year were part of the capital structure of the company and were not granted as remuneration. All options are fully vested and were granted for no consideration. Options do not carry any dividend or voting rights. The following share-based payment arrangements existed at 30 June 2007 and 2006:

	Consolidated Entity			
	2007		2006	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	4,000,000	0.30	-	-
Granted	-	-	4,000,000	0.30
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	4,000,000	0.30
Exercisable at year-end	4,000,000	0.30	4,000,000	0.30

	Parent Entity			
	2007		2006	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	4,000,000	0.30	-	-
Granted	-	-	4,000,000	0.30
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	4,000,000	0.30
Exercisable at year-end	4,000,000	0.30	4,000,000	0.30

	2007 $	2006 $	2007 $	2006 $
Expenses arising from share based payment transactions				
Options issued to directors and key management personnel	-	235,697	-	235,697

On 30 November 2005, 4,000,000 share options were granted to a director and the company secretary to take up ordinary shares at an exercise price of $0.30 each. The options are exercisable on or before 30 November 2008. The options hold no voting or dividend rights and are not transferable. Refer to Note 19 for the fair value of the options granted.

NOTE 28: FINANCIAL INSTRUMENTS

The consolidated entity is exposed to movements in market interest rates on short-term deposits. The policy is to monitor the interest rate yield curve to ensure a balance is maintained between the liquidity of cash assets and the interest rate return.

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		Fixed Interest Rate Maturing: 1 to 5 Years $000		Fixed Interest Rate Maturing: Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Financial Assets:														
Cash	6%	5%	67	87	-	746	-	-	-	-	-	-	67	833
Receivables	-	-	-	-	-	-	-	-	-	-	53	46	53	46
Total Financial Assets			67	87	-	746	-	-	-	-	53	46	120	879

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		Fixed Interest Rate Maturing: 1 to 5 Years $000		Fixed Interest Rate Maturing: Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Financial Liabilities:														
Trade and sundry creditors	-	-		-		-		-		-	152	40	152	40
Amounts payable related Parties	-	-	-	-	-	-	-	-	-	-	48	27	48	27
Total Financial Liabilities				-		-		-		-	200	67	200	67

Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The Company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Company.

Net Fair Values

All financial assets and liabilities have been recognised at the balance date at amounts approximating their fair value.

Foreign Currency Risk

The parent company has loaned monies to its wholly owned USA subsidiary Sunset Energy LLC. The loan is repayable in US$ and at 30 June 2007 this loan amounted to US$876,213 (30 June 2006 US$80,226). There is no hedging in place for this foreign currency receivable.

NOTE 29: EVENTS AFTER THE BALANCE SHEET DATE

a) On 3 July 2007 the Company entered into a Memorandum of Understanding ('MOU') with ERM Gas Pty Ltd ('ERMG'). ERMG is seeking to farm-in to the Coal Seam Methane areas where the Company holds title to permits in Western Australia and develop production where it is economically viable to do so.

   The key terms of the proposed farm-in agreement are to be based on the following principles as set down in the MOU:

   - ERMG will pay an option fee of $100,000 to the Company upon execution of a formal farm-in agreement
   - ERMG will have the option to conduct a work program of its design to the minimum value of $1,000,000 on any of the farm-in areas
   - ERMG as part of the work program must undertake and complete the minimum work and expenditure commitments of any designated authority in respect of the petroleum exploration permits the subject of the MOU (refer to Notes 21 b and 21 c - Capital Expenditure Commitments).
   - Upon expenditure of the $1,000,000 ERMG will have earned a 25% participating interest in each of the farm-in areas
   - Within 12 months of completing the work program ERMG has the option to increase its participating interest in the farm-in areas by electing to make a farm-up payment of $1,000,000 to achieve a participating interest of 50% or a farm-up payment of $2,000,000 to achieve a participating interest of 75%.

   Any legal commitment with regard to the proposed farm-in arrangements will only arise pursuant to a definitive farm-in agreement executed by both parties.

b) On 6 July 2007 the Company completed a placement of 2,800,000 ordinary fully paid shares at 12.5 cents and also issued 250,000 exchange listed options exercisable at $0.25 on or before 17 September 2009. The net proceeds (after capital raising costs) from the share issue of $329,972 were used to augment ongoing working capital requirements of the Company.

c) In July 2007 the Company, through its wholly owned subsidiary Sunset Energy LLC, acquired a further two leases in Kentucky, USA. These leases were the Wells Lease and the Shepherd lease.

d) On 4 September 2007 the Company with joint venture partners Lempika Pty Ltd (25%) and Emphazise Pty Ltd (25%), signed a farm-in agreement with ROC Oil Limited ('ROC') assigning it the rights to explore and drill two wells in the two offshore petroleum permits W05-21 and W05-22. Under the terms of the Farm-in Agreement, which is subject to government approval, ROC has acquired a series of three options that can be sequentially triggered by funding a three staged work programme as follows:

- the first earning stage whereby ROC will acquire an initial 20% interest in the two permits and be appointed Operator, by funding 100% of $2 million of pre-seismic exploration activity. ROC has already committed to funding this stage.
- the second earning stage whereby ROC will acquire an additional 20% interest in each permit by funding 100% of a $5 million 2D/3D seismic programme.
- the third earning stage whereby ROC will earn an additional 40% interest in the permit in which the well is located, by funding 100% of a well in each permit up to a total cost of $15 million per well.

The Farm-in Agreement provides that as soon as possible following the execution of the Farm-in Agreement, the parties shall negotiate and execute the associated Joint Operating Agreements. Neither the Farm-in Agreement nor the Joint Operating Agreements are binding unless all parties have executed both. As at the date of this report the Joint Operating Agreements have not been executed.

Any legal commitment with regard to the proposed farm-in arrangements will only arise pursuant to these agreements being executed by all parties.

e) On 5 September 2007 the Company announced a Share Purchase Plan. The Share Purchase Plan will provide eligible shareholders recorded on the share register at 21 September 2007 the opportunity to purchase up to $5,000 worth of fully paid ordinary shares in the Company (ranking equally with existing fully paid ordinary shares). At the date of the announcement the Company had approximately 660 shareholders. On announcement the Company is unable to determine the extent of the funds to be raised from the subscriptions received under the Share Purchase Plan which closes on 12 October 2007. Funds raised will be used to continue exploration and development of the petroleum interests, primarily in Kentucky in the United States, and enable the Company to maintain its ongoing working capital requirements.

NOTE 30: COMPANY DETAILS

The registered office and principal place of business of the company is Suite 1, 46 Ord Street, West Perth, Western Australia.

DIRECTORS' DECLARATION

The directors of the company declare that:

1. the financial statements, notes and the remuneration disclosures included in the directors report are in accordance with the Corporations Act 2001 and:
   a) comply with Accounting Standards and the Corporations Regulations 2001;
   b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the company and of the consolidated entity; and
   c) the audited remuneration disclosures of the directors' report comply with Accounting Standards AASB124 Related Party Disclosures and the Corporations Regulations 2001.
2. in the directors' opinion and on the basis detailed in Note 2 of the financial statements, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
3. this declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

This declaration is made in accordance with a resolution of the Board of Directors.

Peter Briggs
Director
Dated this 20th day of September 2007

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay St
Subiaco WA 6008
PO Box 700 West Perth WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

20 September 2007

The Directors
Westralian Gas & Power Ltd
Suite 1, 46 Ord St
WEST PERTH, WA 6005

Dear Sirs

RE: DECLARATION OF INDEPENDENCE BY BDO KENDALLS TO THE DIRECTORS OF WESTRALIAN GAS & POWER LIMITED

As lead auditor of Westralian Gas & Power for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westralian Gas & Power Ltd and the entities it controlled during the period.

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

C Burton

Chris Burton
Director

BDO Kendalls is a national association of separate partnerships and entities.

BDO

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay St
Subiaco WA 6008
PO Box 700 West Perth WA 6872
Phone 61 8 9360 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

INDEPENDENT AUDITOR'S REPORT

To the members of Westralian Gas and Power Limited

Report on the Financial Report and AASB 124 Remuneration Disclosures Contained in the Directors' Report

We have audited the accompanying financial report of Westralian Gas and Power Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the consolidated entity has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in pages 11 to 14 of the directors' report and in the financial report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Westralian Gas and Power Limited on 20 September 2007, would be in the same terms if provided to the directors as at the date of this auditor's report.

Auditor's Opinion

In our opinion the financial report of Westralian Gas and Power Limited is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the company's financial position as at 30 June 2007 and of its performance for the year ended on that date; and

(b) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the financial report which indicates that the company and the consolidated entity incurred a net loss of $2,127,933 (2006: $1,801,108) during the year ended 30 June 2007. This condition, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in pages 11 to 14 of the directors' report comply with Accounting Standard AASB 124.

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

C Burton

C Burton
Director

Perth
Dated this 20th day of September 2007

CORPORATE GOVERNANCE STATEMENT

The directors recognise the need for the high standards of corporate governance practices to optimise corporate performance and accountability in the interests of shareholders and the broader community.

The ASX Listing Rules require listed entities to disclose the extent to which they have followed the best practice recommendations set by the ASX Corporate Governance Council during the reporting period. This corporate governance statement summarises the corporate governance practices that have been formally reviewed and adopted by the Board with a view to ensuring continued investor confidence in the operations of the Company.

The 10 core principles of the Corporate Governance Principles and Recommendations (1st edition) have been included in a table at the end of this statement together with details of the Company's compliance with the best practice recommendations.

BOARD OF DIRECTORS

Role of the Board

In general, the Board is responsible for, and has the authority to determine all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objectives of the Company.

Without intending to limit this general role of the Board, the principal functions and responsibilities of the Board include the following:

- To set the strategic direction for the Company and monitor progress of those strategies;
- Establish policies appropriate for the Company;
- Monitor the performance of the Company, the Board and management;
- Approve the business plan and work programmes and budgets;
- Authorise and monitor investment and strategic commitments;
- Review and ratify systems for health, safety and environmental management; risk and internal control; codes of conduct and regulatory compliance;
- Report to shareholders, including but not limited to, the Financial Statements of the Company;
- Take responsibility for corporate governance.

Composition of the Board

To add value to the Company the Board has been formed so that it has effective composition, size and commitment to adequately discharge its responsibilities and duties given the Company's current size and scale of operations.

The names of Directors of the Company in office at the date of this statement are set out in the Directors' Report. Information regarding Directors' experience and responsibilities is also included in the Directors' Report section of the Annual Report.

The number of Directors is specified in the Constitution of the Company as a minimum of three up to a maximum of nine.

The preferred skills and experience for a Director of the Company include:

- Exploration and Development;
- Production operations;
- Business Development; and
- Public Company administration.

For personal use only

Chairman of the Board

The Chairman of the Board is an Executive Director and the Chairman was elected by the Directors. The Board considers that the Chairman, Mr Peter Briggs is not independent.

Independent Directors

The Board considers that a Director is independent if that Director complies with the following criteria:

- Apart from Director's fees and shareholding, independent Directors should not have any business dealing which could materially affect their independent judgement;
- Must not have been in an Executive capacity in the Company in the last 3 years;
- Must not have been in an advisory capacity to the Company in the last 3 years;
- Must not be a significant customer or supplier for the Company;
- Must not owe allegiance to a particular group of shareholders which gives rise to a potential conflict of interest;
- Must not hold conflicting cross Directorships; and
- Must not be a substantial shareholder of a nominee of a substantial shareholder (as defined under section 9 of the Corporations Act)

Using the ASX Best Practice Recommendations on the assessment of the independence of Directors, the Board considers that of a total of three Directors, only one is considered to be independent (Mr Alan Burns). Mr Briggs and Mr Thomas are both executive directors and hold significant shareholdings in the Company.

Retirement and Rotation of Directors

Retirement and rotation of Directors are governed by the Corporations Act 2001 and the Constitution of the Company. Each year one third of Directors (excluding the Managing Director) must retire and offer themselves for re-election. Any casual vacancy filled will be subject to shareholder vote at the next Annual General Meeting of the Company.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the Company's expense after consultation with the Chairman. Once received the advice is to be made immediately available to all Board members.

Access to Employees

Directors have the right of access to any employee. Any employee shall report any breach of corporate governance principles or Company policies to the Executive Director and/or Company Secretary/Financial Controller who shall remedy the breach. If the breach is not rectified to the satisfaction of the employee, they shall have the right to report any breach to an independent director without further reference to senior managers of the Company.

Share Ownership

Directors are encouraged to own Company shares.

Board Meetings

The following points identify the frequency of Board Meetings and the extent of reporting from management at the meetings:

- There is no minimum number of meetings to be held per year;
- Other meetings will be held as required, meetings can be held by telephone link; and

- Information provided to the Board includes all material information on; operations, budgets, cash flows, funding requirements, shareholder movements, broker activity in the Company's securities, assets and liabilities, disposals, financial accounts, external audits, internal controls, risk assessments, new venture proposals, and health, safety and environmental reports.

The number of Directors' meetings and the number of meetings attended by each of the Directors of the Company during the financial year are set out in the Directors' Report.

Board Performance Review

It is not the policy of the Board to conduct an evaluation of its performance. The Board consists of two executive directors and one independent non executive director. The two executive directors are employed via consultancy agreements which are subject to normal commercial conditions for review and termination.

Other Areas for Board Review

- Reporting to shareholders and the market to ensure trade in the Company's securities takes place in an efficient, competitive and informed market; and
- Insurance, both corporate and joint venture related insurances.

Board Committees

Audit Committee

The Company has recently formed an audit committee. The functions performed by an audit committee were previously handled by the full Board. The names and qualifications of those appointed to the audit committee are set out in the Directors' report.

A Director and the Company Secretary/Financial Controller declare to the Board that the Company's financial statements for the year ended 30th June 2007 present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards. The representation is made by a Director and the Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts.

Nomination Committee

The Board of Directors of the Company does not have a nomination committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a nomination committee can be adequately handled by the full Board.

Remuneration Committee

The Company does not have a remuneration committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a remuneration committee can be adequately handled by the full Board.

The Company's policy for determining the nature and amount of emoluments of Board members is as follows:

- Remuneration of Executive and Non-Executive Directors is reviewed annually by the Board.
- Remuneration packages are set at levels intended to attract and retain Directors and Executives capable of managing the Company's operations and adding value to the Company.

For details of remuneration paid to Directors and officers for the financial year please refer to the Directors Report and Note 25 to the Financial Statements.

Risk Management

The risks involved in gas exploration, development and production and the specific uncertainties for the Company continue to be regularly monitored. All proposals reviewed by the Board include a consideration of the issues and the risks of the proposal.

The potential exposures associated with running the Company have been managed by the Board and the Company Secretary/Financial Controller who have significant broad-ranging industry experience, work together as a team and regularly share information on current activities.

Additionally, it is the responsibility of the Board to assess the adequacy of the Company's internal control systems and that its financial affairs comply with applicable laws and regulations and professional practices. A Director and the Company Secretary/Financial Controller declaration is provided to the Board that the financial reporting, risk management and associated compliance controls have been assessed and found to be operating efficiently and effectively. The representation is made by a Director and Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts. This representation is made after enquiry of, and representation by, appropriate levels of management.

Promotion of ethical and responsible decision-making

Code of Conduct

The goal of establishing the Company as a niche provider of gas and/or electricity is underpinned by its core values of honesty, integrity, common sense and respect for people. The Company desires to remain a good corporate citizen and appropriately balance, protect and preserve the interests of all stakeholders.

The Board has not adopted a formal Code of Conduct for Directors and employees of the Company.

The Company has two executive directors, one non executive director and one employee.

Trading in Company Securities by Directors, officers and employees

Trading of shares is covered by, the Corporations Act 2001 and the ASX Listing Rules. The Board is satisfied that its directors, officers and employees are aware of the rules which prohibit trading in the Company's securities whilst the Directors, officer or employee is in the possession of price sensitive information.

Details of shares held by Directors and officers are provided in the Directors' Report.

Shareholder Communication

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors and the Company. Information is communicated to shareholders and the market through:

- the Annual Report which is distributed to all shareholders;
- other periodic reports which are lodged with ASX and available for shareholder scrutiny;
- other announcements made in accordance with ASX Listing Rules;
- special purpose information memoranda issued to shareholders as appropriate; and
- the Annual General Meeting and other meetings called to obtain approval for board action as appropriate.

ASX BEST PRACTICE RECOMMENDATIONS

The table below identifies the Best Practice Recommendations of the ASX Corporate Governance Council and whether or not the Company has complied with the recommendations during the reporting period. Further notes in response to the recommendations are referred to as provided at the end of the table.

		Principle / recommendation	Complied	Note
1.0		***Lay solid foundations for management and oversight***		
	1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	✓	
2.0		***Structure the Board to add value***		
	2.1	A majority of the Board should be independent Directors.		1
	2.2	The Chairperson should be an independent Director.		1
	2.3	The roles of the Chairperson and Chief Executive Officer should not be exercised by the same individual.	✓	1
	2.4	The Board should establish a Nomination Committee.		2
	2.5	Provide the information indicated in Guide to Reporting on Principle 2.	✓	
3.0		***Promote ethical and responsible decision making***		
	3.1	Establish a code of conduct to guide the Directors, the Chief Executive Offer (or equivalent), the Chief Financial Officer (or equivalent) and any other key Executives as to: 3.1.1 the practices necessary to maintain confidence in the Company's integrity. 3.2.1 the responsibility of an accountability of individuals for reporting and investigating of unethical practices.	✓	
	3.2	Disclose the policy concerning trading in Company securities by Directors, officers and employees.	✓	
	3.3	Provide information indicated in the Guide to reporting on Principle 3.	✓	
4.0		***Safeguard integrity in financial reporting***		
	4.1	Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that Company's financial reports present a true and affair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	✓	
	4.2	The Board should establish an Audit Committee.		3
	4.3	Structure the Audit Committee so that it consists of: • Only Non-Executive Directors; • A majority of independent Directors; • An independent Chairperson, who is not Chairperson of the Board; • Has at least three other members.		3
	4.4	The Audit Committee should have a formal charter.		3
	4.5	Provide the information indicated in Guide to reporting on Principle 4.	✓	

5.0		***Make timely and balanced disclosure***		
	5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for the compliance.	✓	
	5.2	Provide the information indicated in Guide to reporting Principle 5.	✓	
6.0		***Respect the rights of shareholders***		
	6.1	Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	✓	
	6.2	Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditors Report.	✓	
7.0	7.0	Recognise and manage risk		
	7.1	The Board or appropriate Board Committee should establish policies on risk oversight and management.	✓	
	7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: • the statement given in accordance with the best practice recommendation 4.1 (the integrity of financial statements) is founded on a system of risk management and internal compliance and control which implements the policies adopted by the Board. • the Company's risk management and internal compliance and control system is operating efficiently in all material respects.	✓	
	7.3	Provide the information indicated in Guide to reporting on Principle 7.	✓	
8.0	8.0	Encourage enhanced performance	✓	
	8.1	Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key Executives and corporate performance.	✓	
9.0	9.0	Remunerate fairly and responsibly	✓	
	9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand • the costs and benefits of these policies; and • the link between remuneration paid to Directors and key Executives and corporate performance.	✓	
	9.2	The Board should establish a Remuneration Committee.		4
	9.3	Clearly distinguish the structure of Non-Executive Directors' remuneration from that of Executives.	✓	
	9.4	Ensure that payment of equity-based Executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	✓	
	9.5	Provide the information indicated in Guide to reporting on Principle 9.	✓	
10.0	10.0	Recognise the legitimate interests of stakeholders.	✓	
	10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	✓	

Notification and explanation of departure from the Best Practice Recommendations

Note 1: The Company has a Managing Director who is also the Chief Executive Officer. Therefore both roles are exercised by the same person. The Company does not have an independent Chairman of the Board. The Chairman is an executive director.

Note 2: The Board of Directors of the Company does not have a Nomination Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Nomination Committee can be adequately handled by the full Board.

Note 3: The Board has recently commenced the establishment of an audit committee that comprises the Non-Executive Director and the Company Secretary. The audit committee did not meet during the year. The functions handled by an audit committee were previously handled by the full Board. The Company is in the process of developing a formal charter for the audit committee and seeking a further member.

Note 4: The Company does not have a Remuneration Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Remuneration Committee can be adequately handled by the full Board.

WESTRALIAN GAS AND POWER LIMITED
ADDITIONAL INFORMATION FOR AUSTRALIAN SECURITIES EXCHANGE
AS AT 28 SEPTEMBER 2007

1. **Shareholding and Option Holding**

   a) Distribution of Ordinary Fully Paid Shareholders and Optionholders at 28 September 2007

Category (size of holding)	Shares	Listed Options
1 - 1,000	10,460	1,000
1,001 - 5,000	1,051,044	2,000
5,001 - 10,000	1,545,390	799,800
10,001 - 100,000	13,653,486	6,054,691
100,001 - and over	41,132,120	9,392,509
	57,392,500	16,250,000

   b) The number of shareholdings held in less than $500 marketable parcels is 337 based on a share price of 12 cents.

   c) The names of the substantial shareholders listed in the Company's register as at 28 September 2007 are:

Ordinary Fully Paid Shareholders	Shares
Sunbeam Securities Pty Ltd as trustee for Sunbeam Superannuation Fund	9,460,000
Mr Stephen Leslie Thomas as trustee for SLT Family Trust	10,000,000

   d) Voting Rights
   The voting rights attached to each class of equity security are as follows:
   Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.
   Converting incentive preference shares - these shares have no voting rights.
   Options - options have no voting rights.

2. The name of the Company Secretary is Dean McKenzie.

3. The address of the principal registered office in Australia is 46 Ord Street, West Perth, Western Australia. Telephone 61 8 9322 6955.

4. The register of securities is held at Computershare Investor Services Pty Ltd, level 2, Reserve Bank Building, 45 St Georges Terrace, PERTH WA 6000

5. The company securities are quoted on Australian Stock Exchange Limited (shares WGP, listed options WGPO). Certain shares held prior to the Company's IPO are held in escrow.

6. **Unquoted Securities**

   (i) Converting Incentive Preference Shares

   13,700,000 converting incentive preference shares are on issue. All converting preference shares are held by:
   - New Resource Holdings Pty Ltd 3,425,000 A Class CIPS and 3,425,000 B Class CIPS
   - Stephen Leslie Thomas as trustee for SLT Trust 3,425,000 A Class CIPS and 3,425,000 B Class CIPS

(ii) Options over Unissued Shares - a total of 8,000,000 unlisted options are on issue.

New Resource Holdings Pty Ltd - 4,000,000 (50%)
Crocodile Science Corporation Pty Ltd - 3,000,000 (37.5%)
SL Fromson (SL Fromson Trust A/c) - 1,000,000 (12.5%)

20 Largest Shareholders — Ordinary Shares

No.	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	Mr Stephen Leslie Thomas (SLT Family A/C)	10,000,000	17.42
2.	Sunbeam Securities Pty Ltd (Sunbeam Super Fund A/C)	9,460,000	16.48
3.	York Heritage Pty Ltd	2,711,945	4.73
4.	Mr Seng Tan	1,661,490	2.89
5.	Mr Ian Morgan Philp (Philp Super Fund A/C)	1,350,000	2.35
6.	Mr Paul Dominic Hillman	1,001,157	1.74
7.	Mr Alan Robert Burns	932,500	1.62
8.	Mr David Frederick Hughes	800,000	1.39
9.	Mr Raymond Muskett	610,000	1.06
10.	Parkes Holdings Pty Ld	600,000	1.05
11.	Mr Stephen Leslie Thomas	528,963	0.92
12.	HSBC Custody Nominees (Australia) Ltd	525,000	0.91
13.	Mr Phillip Clive Hardcastle	500,000	0.87
14.	Delfur Pty Limited	462,000	0.80
15.	Barry David Nominees Pty Ltd (Barry Silbert Super Fund A/C)	450,000	0.78
16.	Ljuben Jovanowski Pty Ltd (Ljubem Jovanowski Family A/C)	400,000	0.70
17.	Mr Richard D Swinstead & Ms Annette V Swinstead	400,000	0.70
18.	Mrs Sandra Lee Fromson (SL Fromson A/C)	375,000	0.65
19.	Castrum Pty Ltd	320,000	0.56
20.	Mr Joe Caudo (Caudo Super Fund A/C)	300,000	0.52
		33,388,055	58.14

20 Largest Optionholders - Listed Options

No.	Name	Number of Listed Options Held	% Held of Issued Options
1.	Mr Paul Dominic Hillman	743,300	4.57
2.	Mr Raymond Muskett	530,000	3.26
3.	Mrs Sandra Lee Fromson (S L Fromson A/C)	500,000	3.08
4.	Miss Shireen Mantle	493,800	3.04
5.	Mr Robert Anthony Oliff	465,000	2.86
6.	Mr Paul Fromson & Mrs Sandra Fromson (Super Fund A/C)	448,000	2.76
7.	Sparrowhawk Investments Limited	350,000	2.15
8.	Nefco Nominees Pty Ltd	330,000	2.03
9.	Abwest Pty Ltd	300,000	1.85
10.	Mr Gary David Beynon	300,000	1.85
11.	Mr RP Wiseman & Mr BA Wiseman (Wiseman the Wiseman Super Fund A/C)	300,000	1.85
12.	Mrs Sandra Lee Fromson	297,000	1.83
13.	Mr Andrew John Lehmann	264,000	1.62
14.	Mr Ljupco Mircev (Ljupco Mircev Family A/C)	243,200	1.50
15.	MOYE (WA) Pty Ltd (The Moye Super Fund A/C)	234,000	1.44
16.	Olld Pty Ltd	227,000	1.40
17.	Mr Talal Tabikh	225,000	1.38
18.	Mr Grant Raymond Dinse	220,000	1.35
19.	Mr Jeffrey Glyn Cunnane	208,000	1.28
20.	Horndal Pty Ltd (The D&S Cake Super Fund A/C)	200,000	1.23
		6,878,300	42.33

WESTRALIAN GAS AND POWER LIMITED
PETROLEUM INTERESTS AS AT 31 AUGUST 2007

Petroleum Interest	Registered Holder	Area	Date of Grant	Status and Term
Onshore Western Australia				
Eneabba North	Westralian Gas and Power Limited	3 Graticular Blocks		Drilling Reservation applied for.
Eneabba South	Westralian Gas and Power Limited	6 Graticular Blocks	June 2007	Drilling Reservation granted. Term of 6 years.
Greenough Block	Westralian Gas and Power Limited (Eneabba Gas Limited earning 70% in the interest held by Westralian Gas and Power Limited).	33 Graticular Blocks		Exploration Permit applied for.
Treeton	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks	February 2007	Drilling Reservation granted. Term of 12 months.
Vasse	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks	July 2007	Drilling Reservation granted. Term of 3 years.
Yelverton 'Lewis Farm'	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	142.7 km^2		Special Prospecting Authority applied for.
Margaret River	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	355.9 km^2	March 2006	Exploration Permit granted. Term of 6 years.
Augusta	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	462.5 km^2	March 2006	Exploration Permit granted. Term of 6 years.
Collie	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	6 Graticular Blocks		Drilling Reservation applied for

Petroleum Interest	Registered Holder	Area	Date of Grant	Status and Term
Wilga	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	4 Graticular Blocks		Drilling Reservation applied for

Petroleum Interest	Registered Holder	Area	Date of Grant	Status and Term
Offshore Western Australia				
WA -381-P Fremantle	Westralian Petroleum Limited 50%	33 blocks	Permit granted. August 2006	Term of 6 years
WA-382-P Mandurah	Westralian Petroleum Limited 50%	37 Blocks	Permit granted. August 2006	Term of 6 years
Onshore Kentucky USA				
Carter lease	Sunset Energy LLC	600 acres +/-	March 2006	Continues annually while in production
Stockton lease	Sunset Energy LLC	120 acres +/-	March 2006	Continues annually while in production
Thomas lease	Sunset Energy LLC	50 acres +/-	January 2007	Continues annually while in production
Riddle lease	Sunset Energy LLC	250 acres +/-	January 2007	Continues annually while in production
York lease	Sunset Energy LLC	100 acres +/-	January 2007	Continues annually while in production
Dyer Lease	Sunset Energy LLC	800 acres +/-	April 2007	Continues annually while in production
Davis Lease	Sunset Energy LLC	220 acres +/-	March 2007	Continues annually while in production
Wells Lease	Sunset Energy LLC	250 acres +/-	July 2007	Continues annually while in production
Shepherd Lease	Sunset Energy LLC	650 acres +/-	July 2007	Continues annually while in production


SUNSET ENERGY
CAUTION
Canada
United States
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WESTRALIAN GAS & POWER LIMITED
SUNSET ENERGY

END